UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Emergent BioSolutions Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29089Q 10 5

(CUSIP Number)

March 8, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 29089Q 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Microscience Investments Limited (in liquidation)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

6.

Shared Voting Power
0 shares (As of December 31, 2006, the Reporting Person owned 3,636,801 shares of common stock and was a party to a voting agreement with BioPharm, L.L.C., whereby the Reporting Person had agreed to vote all shares of the Issuer’s common stock owned by it in the same manner and to the same extent as BioPharm, L.L.C.  On March 8, 2007, pursuant to a solvent liquidation process, the Reporting Person distributed all of the shares of the Issuer’s common stock owned by it to eligible shareholders of the Reporting Person.)

	7.	Sole Dispositive Power 0 shares (See note in Row 6 above)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (See note in Row 6 above)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

12.	Type of Reporting Person (See Instructions) OO

2

Item 1.
	(a)	Name of Issuer Emergent BioSolutions Inc.
	(b)	Address of Issuer’s Principal Executive Offices 300 Professional Drive Suite 250 Gaithersburg, Maryland 20879

Item 2.
	(a)	Name of Person Filing Microscience Investments Limited (in liquidation)
	(b)	Address of Principal Business Office or, if none, Residence c/o BDO Stoy Hayward LLP 8 Baker Street London W1U 3LL United Kingdom Fax: +44 (0)20 7935 3944
	(c)	Citizenship United Kingdom
	(d)	Title of Class of Securities Common Stock, $0.001 par value
	(e)	CUSIP Number 29089Q 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: Not applicable
(b) Percent of class: Not applicable
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Not applicable
(ii) Shared power to vote or to direct the vote 0 shares (See note in Item 5 below)
(iii) Sole power to dispose or to direct the disposition of 0 shares (See note in Item 5 below)
(iv) Shared power to dispose or to direct the disposition of Not applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

As of December 31, 2006, the Reporting Person owned 3,636,801 shares of common stock and was a party to a voting agreement with BioPharm, L.L.C., whereby the Reporting Person had agreed to vote all shares of the Issuer’s common stock owned by it in the same manner and to the same extent as BioPharm, L.L.C.  On March 8, 2007, pursuant to a solvent liquidation process, the Reporting Person distributed all of the shares of the Issuer’s common stock owned by it to eligible shareholders of the Reporting Person.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2007
Date

Microscience Investments Limited (in liquidation)

/s/ Malcolm Cohen
Signature
Malcolm Cohen Liquidator, acting as agent of the Company and without personal liability
Name/Title